                                  SCHEDULE 13D
                                 (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS TO BE FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(a)

                               (Amendment No. __*)

                                 METALICO, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    591176102
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                  Brian L. Ross
                               c/o Graubard Miller
                              The Chrysler Building
                        405 Lexington Avenue, 19th Floor
                            New York, New York 10174
                            Telephone: (212) 818-8610
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                 April 26, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  -------------------------------------------- -------------------------------------- ----------------------------------------

    CUSIP NO. 591176102                                       SCHEDULE 13D                          PAGE 2 OF 11 PAGES
  -------------------------------------------- -------------------------------------- ----------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

        RONALD I. HELLER
  ----------------------------------------------------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)             (a) [ ]
                                                                                        (b) [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  3     SEC USE ONLY

  ----------------------------------------------------------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF AND WC - SEE ITEM 3
  ----------------------------------------------------------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED STATES
  ----------------------------------------------------------------------------------------------------------------------------

                         7       SOLE VOTING POWER

                                 1,013,500 SHARES (SEE ITEM5)
                         -----------------------------------------------------------------------------------------------------

  NUMBER OF              8       SHARED VOTING POWER
  SHARES
  BENEFICIALLY                   5,500 SHARES (SEE ITEM 5)
  OWNED BY               -----------------------------------------------------------------------------------------------------
  EACH
  REPORTING              9       SOLE DISPOSITIVE POWER
  PERSON
  WITH                           1,013,500 SHARES (SEE ITEM 5)
                         -----------------------------------------------------------------------------------------------------

                         10      SHARED DISPOSITIVE POWER

                                 5,500 SHARES (SEE ITEM 5)
  ----------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,019,000 SHARES
  ----------------------------------------------------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.7%
  ----------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
  ----------------------------------------------------------------------------------------------------------------------------

                                               SEE INSTRUCTIONS BEFORE FILLING OUT

  -------------------------------------------- -------------------------------------- ----------------------------------------

    CUSIP NO. 591176102                                       SCHEDULE 13D                          PAGE 3 OF 11 PAGES
  -------------------------------------------- -------------------------------------- ----------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------
  1        NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           RONALD I. HELLER (IRA)
  ----------------------------------------------------------------------------------------------------------------------------
  2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)             (a) [ ]
                                                                                           (b) [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  3        SEC USE ONLY

  ----------------------------------------------------------------------------------------------------------------------------
  4        SOURCE OF FUNDS (SEE INSTRUCTIONS)

           PF
  ----------------------------------------------------------------------------------------------------------------------------
  5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  6        CITIZENSHIP OR PLACE OF ORGANIZATION

           NEW JERSEY
  ----------------------------------------------------------------------------------------------------------------------------

                        7       SOLE VOTING POWER

                                743,900 SHARES (SEE ITEM5)
                        ------------------------------------------------------------------------------------------------------

  NUMBER OF             8       SHARED VOTING POWER
  SHARES
  BENEFICIALLY                  -0- SHARES (SEE ITEM 5)
  OWNED BY              ------------------------------------------------------------------------------------------------------
  EACH
  REPORTING             9       SOLE DISPOSITIVE POWER
  PERSON
  WITH                          743,900 SHARES (SEE ITEM 5)
                        ------------------------------------------------------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                -0- SHARES (SEE ITEM 5)
  ----------------------------------------------------------------------------------------------------------------------------
  11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           743,900 SHARES
  ----------------------------------------------------------------------------------------------------------------------------
  12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.9%
  ----------------------------------------------------------------------------------------------------------------------------
  14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

           OO
  ----------------------------------------------------------------------------------------------------------------------------

                                               SEE INSTRUCTIONS BEFORE FILLING OUT

  -------------------------------------------- -------------------------------------- ----------------------------------------

    CUSIP NO. 591176102                                       SCHEDULE 13D                          PAGE 4 OF 11 PAGES
  -------------------------------------------- -------------------------------------- ----------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------
  1       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          RONALD I. HELLER & PAULA HELLER (JOINT ACCOUNT)
  ----------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)             (a) [ ]
                                                                                          (b) [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

  ----------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

          PF
  ----------------------------------------------------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
  ----------------------------------------------------------------------------------------------------------------------------

                          7      SOLE VOTING POWER

                                 5,500 SHARES (SEE ITEM5)
                          ----------------------------------------------------------------------------------------------------

  NUMBER OF               8      SHARED VOTING POWER
  SHARES
  BENEFICIALLY                   -0- SHARES (SEE ITEM 5)
  OWNED BY                ----------------------------------------------------------------------------------------------------
  EACH
  REPORTING               9      SOLE DISPOSITIVE POWER
  PERSON
  WITH                           5,500 SHARES (SEE ITEM 5)
                          ----------------------------------------------------------------------------------------------------

                          10     SHARED DISPOSITIVE POWER

                                 -0- SHARES (SEE ITEM 5)
  ----------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,500 SHARES
  ----------------------------------------------------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.036%
  ----------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
  ----------------------------------------------------------------------------------------------------------------------------

                                               SEE INSTRUCTIONS BEFORE FILLING OUT

  -------------------------------------------- -------------------------------------- ----------------------------------------

    CUSIP NO. 591176102                                       SCHEDULE 13D                          PAGE 5 OF 11 PAGES
  -------------------------------------------- -------------------------------------- ----------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------

  1       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          HELLER CAPITAL PARTNERS, LLC
  ----------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)             (a) [ ]
                                                                                          (b) [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

  ----------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
  ----------------------------------------------------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW JERSEY
  ----------------------------------------------------------------------------------------------------------------------------

                                7      SOLE VOTING POWER

                                       96,200 SHARES
                                ----------------------------------------------------------------------------------------------

  NUMBER OF                     8      SHARED VOTING POWER
  SHARES
  BENEFICIALLY                         -0-
  OWNED BY                      ----------------------------------------------------------------------------------------------
  EACH
  REPORTING                     9      SOLE DISPOSITIVE POWER
  PERSON
  WITH                                 96,200 SHARES
                                ----------------------------------------------------------------------------------------------

                                10     SHARED DISPOSITIVE POWER

                                       -0-
  ----------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          96,200 SHARES
  ----------------------------------------------------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0.6%
  ----------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
  ----------------------------------------------------------------------------------------------------------------------------

                                               SEE INSTRUCTIONS BEFORE FILLING OUT

  -------------------------------------------- -------------------------------------- ----------------------------------------

    CUSIP NO. 591176102                                       SCHEDULE 13D                          PAGE 6 OF 11 PAGES
  -------------------------------------------- -------------------------------------- ----------------------------------------

  ----------------------------------------------------------------------------------------------------------------------------
  1       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          HELLER CAPITAL INVESTMENTS, LLC
  ----------------------------------------------------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)             (a) [ ]
                                                                                          (b) [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  3       SEC USE ONLY

  ----------------------------------------------------------------------------------------------------------------------------
  4       SOURCE OF FUNDS (SEE INSTRUCTIONS)

          WC
  ----------------------------------------------------------------------------------------------------------------------------
  5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  6       CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW JERSEY
  ----------------------------------------------------------------------------------------------------------------------------

                                7      SOLE VOTING POWER

                                       173,400 SHARES
                                ----------------------------------------------------------------------------------------------

  NUMBER OF                     8      SHARED VOTING POWER
  SHARES
  BENEFICIALLY                         -0-
  OWNED BY                      ----------------------------------------------------------------------------------------------
  EACH
  REPORTING                     9      SOLE DISPOSITIVE POWER
  PERSON
  WITH                                 173,400 SHARES
                                ----------------------------------------------------------------------------------------------

                                10     SHARED DISPOSITIVE POWER

                                       -0-
  ----------------------------------------------------------------------------------------------------------------------------
  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          173,400 SHARES
  ----------------------------------------------------------------------------------------------------------------------------
  12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)   [ ]

  ----------------------------------------------------------------------------------------------------------------------------
  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          1.1%
  ----------------------------------------------------------------------------------------------------------------------------
  14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          OO
  ----------------------------------------------------------------------------------------------------------------------------

                                               SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.  SECURITIES AND ISSUER
         ---------------------

         The class of equity securities to which this statement relates is the common stock ("Common Stock") of Metalico, Inc., a Delaware corporation
("Issuer"), whose principal executive offices are located at 186 North Avenue
East, Cranford, New Jersey 07016.

         The percentages of beneficial ownership reflected in this Statement are based upon 15,238,899 shares of Common Stock outstanding on April 24, 2007, which number has been obtained from the Issuer's Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on April 24, 2007.

ITEM 2.  IDENTITY AND BACKGROUND
         -----------------------

         This Schedule 13D is being filed on behalf of Ronald I. Heller ("Mr.
Heller"), Ronald I. Heller IRA ("Heller IRA"), Mr. Heller and Paula Heller
jointly ("Joint Holders"), Heller Capital Partners, LLC ("HCP") and Heller
Capital Investments, LLC ("HCI") (individually, each a "Reporting Person" and collectively, the "Reporting Persons").

         Each of the Reporting Person has an address of 700 East Palisade
Avenue, Englewood Cliffs, NJ 07632.

         Mr. Heller is an individual, the beneficiary of the Heller IRA and the managing member of each of HCP and HCI. Paula Heller is Mr. Heller's sister. Mr.
and Ms. Heller are citizens of the United States. Each of HCP and HCI are limited liability companies organized in the State of New Jersey.

         None of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

         None of the Reporting Persons has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining it from engaging in future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws during the last five years.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         The Joint Holders purchased the following number of shares of common stock of the Issuer for cash (at the per share price indicated below on the date indicated below) using personal funds in open market transactions:

                                                                                          Approximate Total Purchase
   Date of Market Purchase       Number of Shares Purchase         Per Share Price          Price with commissions
   -----------------------       -------------------------         ---------------          ----------------------

            1/8/07                         3,100                       $4.659                       $14,485

            1/9/07                         2,400                        4.660                       $11,224

                                       7

         The Heller IRA purchased the following number of shares of common stock of the Issuer for cash (at the per share price indicated below on the date indicated below) using personal funds in open market transactions:

                                                                                          Approximate Total Purchase
   Date of Market Purchase       Number of Shares Purchase         Per Share Price          Price with commissions
   -----------------------       -------------------------         ---------------          ----------------------

           9//29/06                        4,800                       $3.499                       $16,839

           3/09/07                         1,900                       $4.300                       $ 8,210

           4/09/07                        500,000                      $5.110                     $2,555,505

           4/25/07                        120,400                      $5.093                     $2,580,554

           4/26/07                        39,500                        $6.75                      $266,650

         In addition, in October 2006, the Heller IRA received 31,300 shares of
Issuer's common stock at a per-share price of $3.25 upon conversion of a 7%
debenture in the principal amount of $797,500 sold by the Issuer to Heller IRA in November 2004. As part of this purchase, Heller IRA received warrants to purchase 46,000 shares of Common Stock, currently exercisable at an exercise price of $4.00 per share.

         HCP purchased the following number of shares of common stock of the
Issuer for cash (at the per share price indicated below on the date indicated
below) using working capital in open market transactions:

                                                                                               Approximate Total
                                         Number of                                              Purchase Price
                                      ---------------                                          -----------------
   Date of Market Purchase            Shares Purchase              Per Share Price             with commissions
   -----------------------            ---------------              ---------------             -----------------

           11/09/06                       19,900                       $4.400                       $87,581

           12/1/06                        26,300                       $4.650                      $122,334

           12/18/06                       25,000                       $5.150                      $128,790

           12/18/06                       23,100                       $5.100                      $117,845

           12/19/06                        1,900                       $4.847                       $9,730

         HCI purchased the following number of shares of common stock of the
Issuer for cash (at the per share price indicated below on the date indicated
below) using working capital in open market transactions:

                                       8

                                                                                               Approximate Total
                                         Number of                                              Purchase Price
                                      ---------------                                          -----------------
   Date of Market Purchase            Shares Purchase              Per Share Price             with commissions
   -----------------------            ---------------              ---------------             -----------------

           4/12/07                        15,000                       $5.600                       $84,006

           4/12/07                        100,000                      $5.500                      $550,105

           4/12/07                        50,000                       $5.600                      $280,035

           4/20/07                          900                        $6.670                       $6,043

           4/20/07                         7,500                       $6.719                       $50,429

ITEM 4.  PURPOSE OF TRANSACTIONS

         Each of the Reporting Persons has acquired the securities specified in
Item 5 of this Schedule 13D for investment purposes.

         (a) Each of the Reporting Persons may acquire additional securities from time to time in the market or in private transactions None of the Reporting
Persons has any agreements to acquire any additional shares of Common Stock at this time.

         (b) None of the Reporting Persons has any present plans that relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the
Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any
action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Mr. Heller does not directly own any shares of Common Stock of the
Issuer, other than the 5,500 shares he owns jointly with his sister, with whom he shares voting and dispositive power. As the beneficiary of the Heller IRA,
Mr. Heller has voting and dispositive power over the 743,900 shares of Common
Stock owned by Heller IRA. As the managing member of HCP, he has sole voting and dispositive power over the 96,200 shares of Common Stock owned by HCP. As the managing member of HCI he has sole and voting and dispositive power of the
173,400 shares of Common Stock owned by HCI. Accordingly, Mr. Heller is deemed to

                                       9

beneficially own 1,013,500 shares of Common Stock, representing 6.7% of the outstanding shares of Common Stock of the Issuer.

         Heller IRA directly owns 743,900 shares of Common Stock of the Issuer.
Accordingly, Heller IRA is deemed to beneficially own 4.9% of the outstanding shares of Common Stock of the Issuer.

         Ms. Heller does not directly own any shares of Common Stock of the
Issuer, other than the 5,500 shares she own jointly with her brother, Mr.
Heller, with whom she shares voting and dispositive power. Accordingly, Ms.
Heller is deemed to beneficially own 5,500 shares of Common Stock, representing
0.03% of the outstanding shares of Common Stock of the Issuer.

         HCP directly owns 96,200 shares of Common Stock of the Issuer.
Accordingly, Heller IRA is deemed to beneficially own 0.6% of the outstanding shares of Common Stock of the Issuer.

         HCI directly owns 173,400 shares of Common Stock of the Issuer.
Accordingly, Heller IRA is deemed to beneficially own 1.1% of the outstanding shares of Common Stock of the Issuer.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO THE SECURITIES OF THE ISSUER

         None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit           Description
-------           -----------

Exhibit 1:        Joint Filing Agreement, dated as of April 26, 2007, by and among each of the Reporting Persons.

                                       10

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2007

                           /s/ Ronald I. Heller
                           --------------------------------------------
                           Ronald I. Heller

                           RONALD I. HELLER (IRA)

                           By: /s/ Ronald I. Heller
                              -----------------------------------------

                           RONALD I. HELLER & PAULA HELLER
                             (JOINT ACCOUNT)

                           By: /s/ Ronald I. Heller
                              -----------------------------------------
                           By: /s/ Paula Heller
                              -----------------------------------------

                           HELLER CAPITAL PARTNERS, LLC

                           By: /s/ Ronald I. Heller
                              -----------------------------------------
                                Ronald I. Heller, Managing Member

                           HELLER CAPITAL INVESTMETNS, LLC

                           By: /s/ Ronald I. Heller
                              -----------------------------------------
                                Ronald I. Heller, Managing Member

                                       11